STATE OF NEW JERSEY
                            BOARD OF PUBLIC UTILITIES

__________________________________________
                                          :
IN THE MATTER OF THE PETITION OF          :
NUI UTILITIES, INC. (d/b/a ELIZABETHTOWN  :                 PETITION
GAS COMPANY) AND AGL RESOURCES INC.       :
FOR APPROVAL UNDER N.J.S.A. 48:2-51.1     :
AND N.J.S.A. 48:3-10 OF A CHANGE IN       :        BPU DOCKET NO. GM0407_____
OWNERSHIP AND CONTROL                     :
__________________________________________:


TO THE HONORABLE NEW JERSEY BOARD OF PUBLIC UTILITIES:

          1. Petitioner, NUI Utilities, Inc. ("Utilities" or "Petitioner"), is a public utility corporation organized under the laws of the State of New Jersey. Utilities is a wholly owned subsidiary of NUI Corporation ("NUI"), an energy company that operates natural gas utilities and businesses involved in natural gas storage and pipeline activities, including Virginia Gas Company.\1 Utilities' divisions include Elizabethtown Gas Company ("ETG") in New Jersey, City Gas Company of Florida and Elkton Gas in Maryland. Together, the NUI utility entities provide natural gas to approximately 371,000 customers located in New Jersey, Florida, Maryland and Virginia. In New Jersey, ETG is engaged in the distribution and sale of natural gas to approximately 265,000 residential, commercial and industrial customers. ETG's service territory consists of portions of Union, Middlesex, Sussex, Hunterdon, Morris, Warren and Mercer counties in central and northern New Jersey.

          2. Petitioner, AGL Resources Inc. ("AGLR"), is a corporation organized under the laws of Georgia, and is an Atlanta-based energy services holding company. AGLR is a registered public utility holding company pursuant to the Public Utility Holding Company Act of 1935, as


________________________________
/1 At the time of closing, NUI will have four wholly owned subsidiaries: NUI Utilities, Inc., Virginia Gas Company NUI Capital Corp., and NUI Saltville Storage, Inc. NUI is a holding company and is exempt from registration under the Public Utility Holding Company Act of 1935.

amended ("PUHCA"). AGLR's subsidiaries, Atlanta Gas Light Company, Virginia Natural Gas Company and Chattanooga Gas Company, serve more than 1.8 million customers in three states. Additionally, AGLR is engaged in the wholesale energy services business through its indirect wholly owned subsidiary, Sequent Energy Management, and in other retail energy marketing and telecommunications businesses.

          3. Communications and correspondence relating to the proceedings herein should be sent to:

                          Stephen B. Genzer, Esq.
                          Mark L. Mucci, Esq.
                          LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                          One Riverfront Plaza
                          Newark, NJ 07102-5490

with copies to Petitioner Utilities at the following address:

                           Mary Patricia Keefe, Esq.
                           Elizabethtown Gas Company
                           One Elizabethtown Plaza
                           P. O. Box 3175
                           Union, NJ  07083

and copies to Petitioner AGLR at the following address:

       Elizabeth Wade, Esq.              Lee A. Alexander, Esq.
       AGL Resources Inc.                Dickstein Shapiro Morin &Oshinsky LLP
       Ten Peachtree Place               2101 L Street NW
       Atlanta, GA  30309                Washington, DC  20037

          4. Petitioners respectfully submit this Petition pursuant to N.J.S.A. 48:2-51.1 and 48:3-10 and N.J.A.C. 14:1-5.10 to obtain authorization and approval of an acquisition by AGLR of NUI, the ultimate parent company of ETG, which will result in the change of control of the stock of Utilities.

          5. Considered together, NUI and AGLR will form one of the preeminent operators of natural gas utility assets in the Eastern United States. The combined companies will serve approximately 2.2 million utility customers along the East Coast, reaching from New Jersey to Florida. As described in more detail herein, AGLR has an outstanding track record of providing safe and reliable natural gas service, coupled with significant financial resources and operational experience. Recently, Platts Global Energy named AGLR its "2003 Gas Company of the Year."

          6. Petitioners respectfully request that approval of the proposed acquisition be granted on an expedited basis, with October 31, 2004 as the target date for approval. Petitioners request that the Board immediately set a procedural schedule, and ask that a Commissioner be authorized to hear the matter directly. Petitioners recognize that the requested approval schedule is very brief, however, Petitioners also believe that the recent events concerning NUI, NUI's and Utilities' overall financial condition, and the recent volatility of natural gas prices (which may put additional pressure on NUI's financial position), warrant prompt approval. As noted throughout this Petition and the supporting testimony, AGLR intends to work on improving NUI's financial condition and to identify and to make operational and infrastructure improvements in Utilities' operations. Moreover, AGLR intends to honor the $28 million customer refund and $2 million penalty to the State of New Jersey agreed to by NUI and Utilities in the April 14, 2004 Settlement Agreement that was approved by the Board. Indeed, after the acquisition closes, AGLR would be willing to discuss with the Board making the entire outstanding amount of the refund immediately available to customers. If the outstanding balance of the $28 million is refunded to customers during this winter heating season, ETG's customers will benefit from lowered gas costs at the time of the year when gas costs are traditionally highest. Thus, approval of the acquisition will benefit ratepayers by ensuring that the refund is made on an expedited basis, rather than the incremental schedule under which ETG is currently required to distribute the refund. All of these proposals are in the best interests of customers, but none of these activities can begin in earnest until the acquisition transaction is approved.

          I. SUMMARY DESCRIPTION OF THE TRANSACTION
             --------------------------------------

          7. The Merger Agreement is attached hereto as Exhibit A and should be referenced for a detailed description of the contemplated transaction. In summary, AGLR has agreed to acquire NUI in a reverse triangular merger in which, at closing, a newly created subsidiary of AGLR will merge with and into NUI. At the consummation of the acquisition, NUI will be a wholly owned subsidiary of AGLR. AGLR has agreed to pay $13.70 for each share of common stock of NUI issued and outstanding immediately prior to the effective time of the acquisition - approximately 16 million shares - for an aggregate purchase price of $220 million in cash, plus the assumption of NUI's outstanding debt at closing.\2 At March 31, 2004, on a consolidated basis, NUI had approximately $607 million in debt and $136 million of cash on its balance sheet, bringing the current net value of the acquisition to $691 million. AGLR anticipates that NUI's total debt will change prior to closing.

          8. After the acquisition, NUI will be a first tier subsidiary of AGLR. Exhibit B sets forth charts of the organizational structures of the companies before and after the acquisition, simplified to show only major subsidiaries.

          9. Utilities seeks the Board's authorization to enter into a Services Agreement with AGL Services Company, a subsidiary of AGLR. The Services Agreement, which is attached thereto and discussed in Mr. Richard T. O'Brien's testimony, defines the services that may be


___________________________________
/2 See the Preamble and Article 2 of the Merger Agreement for terms of the Merger and the Purchase Price.

provided and the cost allocation methods to be utilized in connection with the provision of those services.

          10. After the acquisition closes, the NUI Board of Directors and the Utilities Board of Directors will dissolve and those responsibilities will be assumed by the AGLR Board of Directors. The Board of Directors of AGLR currently consists of eleven members: ten independent, outside directors plus Ms. Rosput, AGLR's Chairman, President and CEO. As explained in the testimony of Ms. Rosput, it is the desire of the AGLR Board to attract a New Jersey resident of significant professional stature and business qualifications to join the AGLR Board. The AGLR Board is also considering revisions to the charter of its Environmental and Corporate Responsibility Committee to contemplate oversight of the post-acquisition integration of Utilities, with proper recognition of the public interest considerations of the states in which Utilities operates.

          11. Mr. Craig Matthews, NUI's current CEO will leave the company at the time of closing. Paula G. Rosput, Chairman, President and CEO of AGLR will continue in that capacity. AGLR is committed to providing on-site management of ETG. To that end, AGLR intends to appoint a senior business leader to head ETG who will be located in New Jersey, and who will be responsible for the day-to-day oversight and operations of the New Jersey utility operations.

          12. Under the terms of the Merger Agreement, AGLR will effectively acquire NUI for a total consideration of approximately $220 million in cash (based on an estimate of 16 million shares currently outstanding), plus the assumption of NUI's outstanding debt at closing. At March 31, 2004, NUI had approximately $607 million in debt and $136 million of cash on its balance sheet. As noted above, NUI stockholders will receive $13.70 per share in cash.

          13. The purchase of NUI shares will be funded primarily through the proceeds of the sale of common shares by AGLR at, or prior to, closing. Additionally, as discussed in the testimony of Mr. O'Brien, AGLR will refinance a portion of Utilities' outstanding debt upon closing. To that end, Utilities will shortly file a petition seeking to refinance approximately $225 million of indebtedness.\3 Moreover, as Mr. O'Brien states in his testimony, AGLR expects to maintain its strong investment-grade ratings and its current dividend policy post-acquisition.

          14. The proposed transaction is subject to customary closing conditions, including the approval of NUI's shareholders, and the receipt of all necessary regulatory approvals, including the approvals of the Securities and Exchange Commission ("SEC"), the Federal Communications Commission ("FCC"), the New Jersey Board of Public Utilities, the Maryland Public Service Commission, the Virginia State Corporation Commission, any necessary approval or the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the absence of any material adverse effect on NUI's business.

          15. Petitioners recognize that NUI is a financially distressed company and that any acquirer will be faced with significant risks going forward. Petitioners ask that the Board address these risks by drafting a Final Order of Approval that permits AGLR the flexibility it needs to integrate NUI and ETG into AGLR's family of companies. To that end, Petitioners have included in the Merger Agreement certain conditions which they consider necessary for successful integration and hereby request that the Board expressly include these provisions in



____________________________
/3 Specifically, on November 24, 2003, Utilities executed agreements providing for a Term Loan of $50 million, a $50 million Revolver, and a $50 million Delayed Draw Term Loan (collectively, the "Unsecured Credit Facilities"). Petitioner is presently seeking Board approval of the Unsecured Credit Facilities in Docket No. GF04070720, filed on July 26, 2004. Additionally, in that same docket, Petitioner sought approval of a $75 million senior secured term loan (the "Secured Facility"). The requested approvals are pending at this time. AGLR would seek to refinance these debt obligations at, or just prior to, closing of the acquisition.

any Final Order. Those conditions, which are discussed in greater detail in later sections of this Petition, are: (a) ETG will not be required to operate at less than its current authorized tariffs for at least three years from the date of the acquisition closing; (b) after the closing, ETG will be permitted to make a filing with the Board to recover, outside of a normal rate case, certain capital expenditures necessary to improve customer service and safety and distribution system reliability; (c) AGLR's ability to make reasonable changes to ETG, including changes to the existing workforce, will not be restricted, and AGLR will retain all benefits from such changes until the conclusion of ETG's next base rate case; (d) Utilities will be authorized to enter into a three year asset management agreement with a subsidiary of AGLR on terms similar to Utilities' current gas procurement and asset management contract or, in the alternative, to enter into another asset management arrangement; (e) the Board will continue what we understand to be its current policy on rate treatment for costs incurred for the environmental remediation of manufactured gas plants that allows for recovery of prudently incurred costs, including carrying costs, in base rates and/or in the remediation adjustment clause; (f) the Board will not impose conditions that may have the effect of requiring AGLR to conduct business or govern the affairs of AGLR or any of its subsidiaries after the closing in a manner that is adverse to AGLR or any of these subsidiaries;\4 and (g) the Board will absolve AGLR and its subsidiaries at and after the closing from any post-closing liability associated with the circumstances and transactions addressed by the Focused Audit Final Report issued in Docket No. GA03030213, and with the Stier Anderson Report.

          II. THE PROPOSED TRANSACTION MEETS THE
              STANDARDS SET FORTH IN APPLICABLE LAW
              -------------------------------------

______________________
/4 Adverse conditions shall include, but are not limited to, conditions that are inconsistent with, or in addition to, the conditions, including organizational requirements, currently imposed on AGLR under PUHCA.

          16. The Board has jurisdiction over the proposed transactions pursuant to N.J.S.A. 48:2-51.1 which requires Board approval prior to the indirect acquisition of ETG by means of a merger of NUI with a newly formed merger subsidiary of AGLR. N.J.S.A. 48:2-51.1 sets forth the applicable legal standard for review as to whether there will be an impact of the acquisition:

          on competition, on the rates of ratepayers affected by the acquisition of control, on the employees of the affected public utility or utilities, and on the provision of safe and adequate utility service at just and reasonable rates.

          17. In addition, jurisdiction may arise under N.J.S.A. 48:3-10, which provides that Board approval is required prior to making a sale or transfer of stock to a corporation that, in conjunction with a previous sale or transfer, would vest control in such corporation of a majority interest in the capital stock of the public utility. In the context of the proposed transaction, there would be no direct transfer of Utilities' stock, all of which is currently owned by NUI and would remain owned by NUI, as a wholly owned subsidiary of AGLR. Nevertheless, approvals are sought under N.J.S.A. 48:3-10 to the extent the Board believes such approvals are necessary in light of the contemplated transfer of NUI stock to AGLR's new merger subsidiary, which will result in AGLR indirectly controlling a majority of the capital stock of Utilities.

          18. Completion of the acquisition will serve the public interest in a number of respects, as described in greater detail in the prepared testimony of the witnesses for Petitioners submitted herewith. Most important, completion of the acquisition will remedy the current adverse financial state of NUI, Utilities and ETG, and ensure the continued provision of safe, adequate and proper service at just and reasonable rates for customers in New Jersey.

          19. With respect to the specific requirements of N.J.S.A. 48:2-51.1, the combination of NUI and AGLR will not detrimentally affect competition. The companies, considered together, would form a large natural gas distribution organization. The companies would not, however, have any market power that could be used to adversely affect competition in the market for gas distribution services in New Jersey. Most of the assets held by Petitioners are in the form of natural gas utilities, which are still subject to regulation by this Board, other states' regulatory authorities, and the Federal Energy Regulatory Commission. AGLR does not own or have an interest in any other gas utility assets in New Jersey.

          20. Consistent with N.J.S.A. 48:2-51.1, the acquisition will not detrimentally affect rates: ETG will continue to provide service at ETG's Board-approved tariff rates. In fact, Petitioners are proposing to maintain retail gas distribution rates at their current tariff levels for a period of at least three years following the closing of the acquisition. As noted above, the Merger Agreement provides that an acceptable order by the Board will not require ETG to operate at less than its current tariff rates for at least three years. In addition, AGLR commits not to propose an increase in ETG's base rates to be effective in the three-year period following the acquisition. Petitioners are confident that the three year period will permit the companies to identify and implement integration strategies aimed at enhancing operational efficiencies. In conjunction with the three year period, AGLR seeks to retain any near term economic benefits as a way to balance the risks AGLR is assuming given the distressed circumstances of NUI and its subsidiaries. Petitioners also seek an order by the Board recognizing what we understand to be the Board's current policy on rate treatment for costs incurred for the environmental remediation of manufactured gas plants that allows for recovery of prudently incurred costs, including carrying costs, in base rates and/or in the remediation adjustment clause.

          21. Consistent with N.J.S.A. 48:2-51.1, the effect of the proposed acquisition on the employees of NUI and Utilities is discussed in the testimony of Mr. Madden. Moreover, AGLR has committed to honoring both the specific language and the spirit of all of NUI's bargaining agreements currently in place. Both AGLR and NUI recognize, however, that some changes to the workforce may be necessary in order to implement changes to the business following the acquisition. Accordingly, the Merger Agreement provides, as a condition of the acquisition, that the Board's Order not restrict AGLR's ability to make such changes.

          22. Consistent with N.J.S.A. 48:2-51.1, the proposed acquisition will not detrimentally affect customers in terms of customer service and the reliability of the ETG natural gas transmission and distribution systems. AGLR is a company that is committed to providing outstanding customer service to all of its utility customers. AGLR's gas distribution companies utilize state-of-the-art technology to provide outstanding customer service. AGLR maintains a comprehensive utility metric program to continuously monitor important aspects of customer service, safety and reliability. These metrics include customer service and satisfaction (as measured by call response times and customer feedback) as well as safety-related metrics such as leak response times, and operational measures such as capital costs per new meter (essentially, the total cost to hook up a new gas customer). As noted above, AGLR has a strong track record in utility operations and customer service, and intends to continue that tradition in its operations in New Jersey. To effectuate this goal, Petitioners are requesting that, after the closing, ETG would be permitted to make a filing with the Board to recover, outside of a base rate case, certain capital expenditures necessary to improve customer service and safety and distribution system reliability.

          23. The requirements of N.J.S.A. 48:3-10 are met. Under section 5.9(a) of the Merger Agreement, AGLR has agreed to provide NUI's employees benefits that, taken as a whole, are substantially equivalent to the benefits that NUI currently provides to those employees for at least one year following the closing of the transaction. AGLR will also assume the obligations or cause NUI to continue to meet obligations to its employees under any employment or union contract. With respect to the NUI pension plan, following the acquisition, under the purchase accounting rules, the amount currently reflected by NUI as a pension asset, which is being amortized as pension expense, will be eliminated. AGLR requests that after closing NUI's pension asset be treated as a regulatory asset. This is essentially a "make-whole" provision for NUI. Under this request, the company would continue to amortize the asset consistent with the amortization period used for the pension asset prior to close. This will ensure that the total ratepayer obligation for the pension period cost is the same pre- and post-acquisition for the outstanding pension asset amount. AGLR has an investment grade rating and an equity market capitalization of approximately $1.9 billion. AGLR also has a pension plan with plan assets of approximately $260 million as of December 31, 2003. These factors should reassure NUI's employees as to the appropriate management of their pension plan assets after closing.

          24. As the Board is aware, NUI and Utilities are presently operating under the terms of a Settlement Agreement signed on April 14, 2004 and approved by the Board in a Final Order issued on April 26, 2004. As explained in the testimony of Ms. Rosput and Mr. Madden, AGLR fully intends to honor the payment of any outstanding balance of the $28 million refund to ETG customers, as well as any outstanding balance due on the $2 million penalty payable to the State of New Jersey. The Settlement Agreement is clear on its face that its terms are not binding on any successor to NUI, and AGLR firmly believes that its unwaivering commitment to strict compliance with all applicable laws and regulations makes the Settlement Agreement unnecessary. Therefore, other than the assumption of this obligation, AGLR seeks a finding by the Board that the Settlement Agreement will not place any continuing restrictions on AGLR, NUI or Utilities after the close of the acquisition.

          III. ADDITIONAL FILING REQUIREMENTS SET FORTH IN N.J.A.C. 14:1-5.14
               --------------------------------------------------------------

          25. The information requested in N.J.A.C. 14:1-5.14(a)(1) - (7) is either attached or described in paragraphs herein. Public interest matters (N.J.A.C. 14:1-5.14(a)(10)) are discussed in paragraphs above and in attached testimony. This application is being served on affected municipalities and the public utilities in ETG's service area consistent with N.J.A.C. 14:1-5(a)(12). As previously noted, the proposed transaction requires additional regulatory approvals by agencies in other states and the federal government and, consistent with N.J.A.C. 14:1-5.14(a)(13), Petitioners will comply with the requirements of those other agencies.

          26. Because the contemplated transaction involves the acquisition of NUI and not Utilities, Utilities will be a surviving entity after the acquisition. ETG's franchises are not being transferred or in any way affected by the proposed acquisition of its ultimate parent company and, thus, there is no franchise cost that would be capitalized on the books of AGLR for amortization as those terms are used in N.J.A.C. 14:1-5.14(a)(8). Moreover, it is AGLR's intention to retain "Elizabethtown Gas Company" as the name of the operating entity in New Jersey.

          27. With respect to N.J.A.C. 14:1-5.14(a)(9), as previously noted, Utilities will remain a wholly owned subsidiary of NUI.

          28. The proposed acquisition, in and of itself, does not result in any substantive changes in company policies with respect to finances, operations, accounting, rates, depreciation, operating schedules, maintenance and management affecting the public interest as those terms are used in N.J.A.C. 14:1-5.14(a)(11). Utilities, however, seeks authority to enter into a three year gas procurement and asset management arrangement with a subsidiary of AGLR, Sequent Energy Management ("Sequent"), on terms similar to those previously approved by the Board in Docket No. GA03030213 with Cinergy Marketing and Trading, LP. Utilities' current agreement with Cinergy is set to expire in March, 2005. AGLR seeks authority to have an agreement between Sequent and Utilities commence at that time, or earlier. Alternatively, AGLR would consider an asset management agreement ("AMA") with terms modeled on AMAs AGLR employs at its other utilities. The testimony of Mr. Madden provides a more detailed description of key terms contained in those AMAs. Additionally, Utilities seeks authority to participate in a cash pooling arrangement, the Utility Money Pool, which includes other AGLR utility subsidiaries. The Utility Money Pool is operated by an AGLR subsidiary and has been approved by the SEC. Details concerning the Utility Money Pool, and the benefits of participating in the pooling arrangement, are discussed in Mr. O'Brien's testimony.

          29. With respect to N.J.A.C. 14:1-5.14(a)(14), the total amount of fees and expenses to be incurred in connection with the acquisition are not quantifiable at the present time.

          IV. ATTACHMENTS AND PROCEDURAL MATTERS
              ----------------------------------

          30. Attached hereto are the following Exhibits:

          Exhibit A    The Agreement and Plan of Merger, dated July 14, 2004.

          Exhibit B    Corporate Structures Prior to and After Transaction.

          Exhibit C    Maps of Service Territories.

          Exhibit D    Copies of the Certificates of Incorporation of both NUI
                       and the AGLR merger subsidiary.

          Exhibit E    Copies of audited financial statements for fiscal
                       years 2003 and 2002 for ETG. No pro forma balance sheets and income statements after the acquisition are provided because the merger of the parent company, NUI, will not affect the balance sheets and income statements of ETG.

          Exhibit F    Draft form of public notice.

          31. Attached hereto in support of this Petition and on behalf of Petitioners are the testimony and exhibits of the following: Ms. Paula G. Rosput, AGLR's Chairman, President and CEO, presenting the overall policy goals and objectives of the acquisition and the companies going forward; Mr. Craig Matthews, NUI's CEO, presenting an overview of the recent events surrounding NUI and the decision of the Board of Directors of the company to auction NUI; Mr. Kevin P. Madden, AGLR's Executive VP, Distribution and Pipeline Operations, describing the impact of the proposed acquisition on competition, rates, employees and the provision of safe, adequate and proper utility service; and Mr. Richard T. O'Brien, AGLR's Executive VP and CFO, describing the acquisition transaction, AGLR's financial policies, and the prospects for improvements to NUI's financial position.

          V. CONCLUSION AND REQUESTED APPROVALS
             ----------------------------------

          In conclusion, Petitioners respectfully submit that the change in control of ETG by means of an acquisition of its ultimate parent NUI by AGLR will not have an adverse impact on competition in the natural gas industry, on either ETG's rates or the ability of the Board to regulate those rates, on ETG's obligations to its employees, or on the provision of safe, adequate and proper service at just and reasonable rates. Accordingly, Petitioners respectfully request the approval of the Board under N.J.S.A. 48:2-51.1 and 48:3-10.

          WHEREFORE, NUI Utilities, Inc. and its operating division Elizabethtown Gas Company, and AGL Resources Inc. request that the Board of Public Utilities: (1) approve the transfer of control of ETG by means of a merger of its ultimate parent, NUI, into and with a subsidiary of AGL Resources Inc.; (2) find that the requirements of N.J.S.A. 48:2-51.1 and 48:3-10 are met;
(3) maintain ETG's base rates for gas distribution service at current levels for at least a three year period following the closing of the acquisition; (4) authorize Utilities to execute a gas procurement and asset management agreement with an affiliate, Sequent Energy Management, on terms similar to those approved in BPU Docket No. GA03030213 or, in the alternative, to approve another asset management arrangement; (5) permit ETG to make a filing with the Board to recover, outside of a base rate case, certain capital expenditures necessary to improve customer service and safety and distribution system reliability; (6) permit AGLR to make reasonable changes to ETG, including to the workforce, without restrictions, and permit AGLR to retain all benefits from such changes until the conclusion of ETG's next base rate case; (7) recognize its current policy on rate treatment for costs incurred for the environmental remediation of manufactured gas plants that allows for recovery of prudently incurred costs, including carrying costs, in base rates and/or in the remediation adjustment clause; (8) permit Utilities to participate in a cash pooling arrangement, the Utility Money Pool, with other utility subsidiaries of AGLR; (9) permit Utilities to enter into a Services Agreement with AGL Services Company, a subsidiary of AGLR; (10) not impose conditions that may have the effect of requiring AGLR to conduct business or govern the affairs of AGLR or any of its subsidiaries after closing in a manner that is adverse to AGLR or any of these subsidiaries; (11) after closing, authorize AGLR to treat NUI's pension asset as a regulatory asset; (12) absolve AGLR and its subsidiaries at and after the closing from any post-closing liability associated with the circumstances and transactions addressed by the Focused Audit Final Report issued in Docket No. GA03030213, and with the Stier Anderson Report; (13) retain this matter for hearing and final disposition before the Board; (14) take the above actions within 90 days and otherwise expedite review and consideration of the proposed transactions so that approval may occur on or before October 31, 2004; (15) acknowledge that after the acquisition transaction closes, the April 14, 2004 Settlement Agreement resolving all issues related to the Board's Focused Audit of NUI, Utilities and ETG is not binding on AGLR, NUI or Utilities other than AGLR's assumption of the obligation to pay any outstanding amount of the $28 million customer refund and the $2 million State penalty;

(16) with respect to all such authority and approvals, grant them subject to the closing of the transactions contemplated by the Merger Agreement; and (17) grant such other relief as may be reasonable and necessary.

                             Respectfully submitted,



DATED: July 30, 2004       By:_____________________________
                              Stephen B. Genzer,
                              LeBoeuf, Lamb, Greene & MacRae, LLP
                              On behalf of Petitioners, NUI Utilities, Inc. and AGL Resources Inc.

                                                                     Exhibit A
                                                                     ---------








                          AGREEMENT AND PLAN OF MERGER
                               DATED JULY 14, 2004

















                                                                     Exhibit B
                                                                     ---------



                         SIMPLIFIED CORPORATE STRUCTURES

                         PRIOR TO AND AFTER TRANSACTION

                                                                     Exhibit C
                                                                     ---------




                           MAPS OF SERVICE TERRITORIES

                                                                     Exhibit D
                                                                     ---------



                   Copies of the Certificates of Incorporation

                                                                     Exhibit E
                                                                     ---------

                   Copies of audited financial statements for
                           fiscal years 2003 and 2002
                          for Elizabethtown Gas Company

                                                                     Exhibit F
                                                                     ---------

                           Draft form of public notice

                               STATE OF NEW JERSEY
                            BOARD OF PUBLIC UTILITIES




              IN THE MATTER OF THE PETITION OF NUI UTILITIES, INC.
          (d/b/a ELIZABETHTOWN GAS COMPANY) AND AGL RESOURCES INC. FOR
      APPROVAL UNDER N.J.S.A. 48:2-51.1 AND N.J.S.A. 48:3-10 OF A CHANGE IN
                              OWNERSHIP AND CONTROL





                         BPU DOCKET No. GM0407_________




                                  JULY 30, 2004





                                  TESTIMONY OF


                                CRAIG G. MATTHEWS


                                  ON BEHALF OF

                               NUI UTILITIES, INC.
                                       AND
                               AGL RESOURCES INC.

Q.   Please state your name and position.

A. My name is Craig G. Matthews, and I am President and Chief Executive Officer of NUI Corporation (NUI), the parent company of NUI Utilities, doing business in New Jersey as Elizabethtown Gas Company (ETG).

Q.   What is the purpose of your testimony?

A. The purpose of my testimony is to provide a brief description of the current business, financial, and regulatory status of NUI and ETG, in order to support the application of ETG and AGL Resources Inc. (AGLR) for approval of the change in control of ETG.

Q.   Please describe your work history with NUI.

A. As I will discuss in more detail as I describe the current status of NUI and ETG, I joined NUI in February, 2004, in my current position. I was specifically charged with undertaking the sale of NUI, in accordance with the Board of Directors' earlier decision to sell NUI and consistent with ongoing discussions with the New Jersey Board of Public Utilities (NJBPU).

Q.   Please provide a brief summary of NUI's current regulatory status.

A. On March 20, 2003 the NJBPU directed the initiation of a focused audit of NUI Corporation, its direct subsidiary NUI Utilities and ETG, the local distribution company operating in New Jersey. ETG is a division of NUI Utilities. The NJBPU initiated the focused audit because of credit downgrades of the senior unsecured debt of NUI and NUI Utilities, as well as concerns raised during the NJBPU's competitive services audit of

     ETG, which substantiated the need for an in-depth review of the financial practices of NUI and its affiliates. The NJBPU hired Liberty Consulting Inc. (Liberty) to conduct the audit.

     The final Liberty Audit Report (Report) was issued by the NJBPU on March 17, 2004. The Report details Liberty's conclusions regarding the deficiencies and omissions that led to NUI and its utilities' financial troubles and eventual credit downgrades. As a result of the conclusions noted in the Report, the NJBPU ordered, among other things, that ETG discontinue its relationship with NUI Energy Brokers (NUI EB). NUI, NUI Utilities and the NJBPU signed a Stipulation and Settlement, dated April 14, 2004, settling the matters identified by the Liberty Audit. On April 26, 2004, the NJBPU issued a Final Order accepting and adopting that Settlement Agreement.

Q.   Please summarize the terms of that Final Order.

A. Pursuant to the Settlement Agreement and the Final Order, NUI Utilities agreed to refund $28 million plus interest to ETG ratepayers and to pay a $2 million penalty to the State of New Jersey. The Final Order provides that the balance of the refund and penalties will become due after the closing of any proposed sale of NUI. The Settlement Agreement provides that it is a final settlement of the issues addressed in the Liberty Audit.

Q.   Have there been other New Jersey state government proceedings against NUI?

A. Yes. In November, 2003, the New Jersey Attorney General's Office (NJAGO) subpoenaed NUI for certain documents and information related to the practices of NUI

     EB. On June 29, 2004, NUI EB entered into an agreement with the NJAGO whereby NUI EB pled guilty to a charge of Misconduct by a Corporate Official in the third degree. This plea agreement provides that NUI EB must pay a $500,000 fine and must cooperate fully with the NJAGO continuing investigation. NUI is a party to a separate agreement related to NUI EB's plea, but it did not plead guilty to any crimes. NUI guaranteed NUI EB's payment of the fine and agreed to cooperate fully with the NJAGO continuing investigation and to develop and fund community service programs within the ETG service territory.

Q.   Please describe the operations of ETG.

A. ETG is headquartered in Union, New Jersey, and serves portions of seven counties in central and northwestern New Jersey. ETG's service territories cover approximately 1,300 square miles and a total population of approximately 1.1 million. ETG has approximately 265,000 customers, representing approximately 70% of NUI Utilities' total customers.

Q. During this time, what steps were taken to effect a sale of NUI and its subsidiaries?

A. In 2003, as a result of the negative impact on NUI resulting from the credit downgrades and adverse business conditions, the NUI Board of Directors established a Special Committee to assess the company's alternatives. After considering a number of strategic alternatives, on September 26, 2003, the Board of Directors of NUI concluded that the sale of the company was in the best interests of its shareholders and other key stakeholders, including its customers, and announced its intention to pursue the sale of the company. Thereafter, NUI began a public auction process. As I have noted above, I joined NUI in February of 2004 and was directed to complete the sale of the company.

Q.   Please provide a brief description of the auction process used by NUI.

A. Once the decision to pursue a sale was made, the NUI Board of Directors engaged Credit Suisse First Boston LLC and Berenson & Company to act as its financial advisors through the sale process. A detailed Confidential Information Memorandum was prepared during November, 2003, and initial expressions of interest from potential purchasers were sought in December, 2003. Approximately 60 interested parties, both strategic and financial entities, were contacted and approximately half of those parties submitted written expressions of interest. Eight parties were invited into the second round of the sale process. Detailed due diligence was conducted by prospective bidders during the first several months of 2004, and binding bids were submitted on June 2, 2004. Detailed negotiations were conducted with bidders, and AGLR was ultimately the winning bidder in the auction. The final sales price was negotiated by the parties. A final sales agreement was reached between NUI and AGLR on July 14, 2004, which agreement is Exhibit A to the Petition filed in this matter.

Q.   Why is AGLR an attractive acquisition partner for NUI?

A. There are a number of factors that make AGLR a good fit as an acquisition partner for NUI. First, as an investment-grade company, AGLR brings financial strength and resources. In 2003, AGLR had an enterprise value of $3 billion and total operating revenues of almost $1 billion. Mr. O'Brien will talk in greater detail about AGLR's plans for strengthening NUI's and ETG's financial structures, and returning the related financing costs to those of an investment grade utility. Second, like NUI, AGLR has been operating natural gas local distribution systems for almost 150 years and will continue to focus on this business. AGLR owns local distribution companies in Georgia, Tennessee and Virginia, and has a strong track record of well-run utility operations. NUI has weathered some significant storms in the last year, but our utility operations, including ETG, are sound. With AGLR's stronger balance sheet, its experience in operating larger gas distribution franchises and its commitment to technology, we expect AGLR to continue to provide, and even in the short-run improve, quality service to our customers. In fact, with investments in infrastructure and state-of-the-art technology that AGLR has in place or is in the process of developing, we expect the quality of our customer service to be further enhanced over time. Third, AGLR maintains a strong commitment to its employees. As part of a much larger organization, employees will have additional opportunities for training and advancement. AGLR also has an outstanding record of involvement in the communities it serves. It plans to increase the level of community involvement of ETG, through an effort to increase the volunteer base and interests of our employees. Lastly, AGLR has strong, collaborative and ongoing relationships with regulators. This philosophy will be important to NUI as it moves beyond recent events.

Q. What do you view as the most significant benefits to ETG customers as a result of the acquisition?

A. Perhaps the most significant benefit is assured stability primarily as a result of AGLR's financial strength and its ability to support ETG's customer growth and related capital requirements as well as the significant working capital necessary to purchase and deliver natural gas at today's higher commodity prices. As the Board is aware, being part of an investment grade company will, in the short-run, significantly reduce the interest rate at which NUI Utilities currently borrows and will also allow NUI Utilities access to capital in the future at attractive prices, clearly a benefit to customers in the long run. In addition, AGLR has a strong commitment to customer service and quality utility operations, and is willing to invest in the ETG information systems to improve customer service and operations.

Q. Why is it important that regulatory approval of the change of control take place on an expedited basis?

A. NUI is a natural gas company, and as such the winter heating season is always a challenging period for us. The nature of our core business combined with rising natural gas prices and our current financial situation will make this upcoming heating season particularly challenging. While these may be the dog days of summer, winter is fast approaching and we need to position ourselves to continue to provide quality service to our customers. Because of our weakened credit ratings we are required to prepay gas commodity and demand charges. This is at significant cost. In addition, we are incurring significant bank fees and high interest rates because of our poor credit ratings. To insure that we have sufficient cash to cover all contingencies, we have obtained additional financing which is the subject of a second proceeding currently pending before the

     NJBPU. Since some of these higher financing costs are being paid by ETG, but are primarily being paid by NUI, additional stress is impacting the cash flow of the parent company. These financing costs will be dramatically reduced as a result of AGLR's plans to restructure the company's financings. But, as mentioned above, that financing is at a cost which is significantly higher than AGLR's financing costs. Approving this transaction on an expedited basis would save that additional expense.

Q. Are there any other factors that influenced NUI's decision to request expedited regulatory review?

A. An acquisition transaction inevitably involves changes. In my prior position at KeySpan Energy I was involved in two significant acquisitions, so I have first hand experience with the challenge of integrating companies. One of the most significant issues is employee retention during the acquisition approval process. It is important to customers that experienced, qualified employees remain with the company through the approval process. NUI and AGLR want to minimize employee attrition during the coming months, and that is one more reason we are seeking a prompt review of the proposed acquisition. Additionally, the positive aspects of the acquisition I discussed previously cannot begin or be provided until the acquisition is approved.

Q.   Does this conclude your testimony?

A.   Yes.

                               STATE OF NEW JERSEY
                            BOARD OF PUBLIC UTILITIES




              IN THE MATTER OF THE PETITION OF NUI UTILITIES, INC.
          (d/b/a ELIZABETHTOWN GAS COMPANY) AND AGL RESOURCES INC. FOR
      APPROVAL UNDER N.J.S.A. 48:2-51.1 AND N.J.S.A. 48:3-10 OF A CHANGE IN
                              OWNERSHIP AND CONTROL





                         BPU DOCKET No. GM0407_________




                                  JULY 30, 2004





                                  TESTIMONY OF


                               RICHARD T. O'BRIEN


                                  ON BEHALF OF

                               NUI UTILITIES, INC.
                                       AND
                               AGL RESOURCES INC.

Q.   Please state your name and position.

A. My name is Richard T. O'Brien. I am executive vice president and chief financial officer of AGL Resources Inc. (AGLR). In that capacity, I direct finance, strategy and accounting activities for the businesses held by AGLR, as well as investor relations. In addition, I lead AGLR's human resources, information technology and public affairs functions.

Q.   What is the purpose of your testimony?

A. The purpose of my testimony is to describe the transaction under the Merger Agreement, through which NUI Corporation (NUI), including its public utility subsidiary, NUI Utilities, doing business in New Jersey as Elizabethtown Gas Company (ETG), will be acquired by AGLR. I will briefly describe the financial strength of AGLR, its operating businesses and the manner in which AGLR will finance this acquisition. I will discuss the impact of the change in control on NUI's employees and on NUI's existing pension obligations. Finally, I will discuss the request for NUI Utilities to be included in AGLR's cash pooling arrangement, to execute a services agreement with our affiliated service company and to enter into a Gas Procurement and Asset Management Agreement (Asset Management Agreement) with a subsidiary of AGLR.

Q.   Please describe the form of the proposed acquisition.

A. AGLR will acquire NUI in a reverse triangular merger in which, at closing, a newly created subsidiary of AGL Resources will merge with and into NUI. At the consummation of the acquisition, NUI will be a wholly owned subsidiary of AGL Resources. AGL Resources has agreed to pay $13.70 for each share of common stock of NUI issued and outstanding immediately prior to the effective time of the acquisition - approximately 16 million shares - for an aggregate purchase price of $220 million in cash, plus the assumption of NUI's outstanding debt at closing. At March 31st, on a consolidated basis, NUI had approximately $607 million in debt and $136 million of cash on its balance sheet, bringing the current net value of the acquisition to $691 million. As discussed below, AGLR anticipates that NUI's debt will change prior to closing.

Q. Does AGLR have any special rights to terminate the proposed transaction under the terms of the Merger Agreement?

A. Yes. The Merger Agreement gives AGLR certain customary rights to terminate the Merger Agreement under certain circumstances, including, but not limited to, a failure to close the acquisition within 12 months of the date of the agreement; NUI's receipt of a superior proposal from another buyer; or material breach of the terms of the agreement. I will comment in particular on one termination right that AGLR has negotiated relating to the financial condition of NUI. AGLR has the right to terminate the Merger Agreement if NUI does not have necessary interim financing in place by September 30, 2004. AGL Resources' right to terminate the Merger Agreement pursuant to this provision expires on October 15, 2004, or in the event a regulatory approval of such financing is subject to appeal, October 25, 2004. AGLR negotiated this termination right to insure that NUI and, more particularly, NUI Utilities, had the funds necessary to meet its obligations to purchase gas commodity and transportation for the upcoming winter. AGLR did not want to be obligated to complete an acquisition if NUI and NUI Utilities did not demonstrate that they each had sufficient financial liquidity to avoid bankruptcy and to otherwise meet their business obligations.

     Out of a similar concern, AGLR negotiated a right to terminate the Merger Agreement unilaterally if there shall occur or be continuing any payment default or acceleration of indebtedness under the terms of any of NUI or NUI Utilities' indebtedness. This provision is included in the Merger Agreement as a "warning sign" to AGLR regarding NUI's inability to timely pay its debts, which inability could lead to defaults under its existing debt agreements and cause a liquidity crisis at NUI. AGLR is not obligated to complete the acquisition should those circumstances arise. We believe that the risks associated with NUI and NUI Utilities' liquidity position, including the expense and onerous terms under which NUI and NUI Utilities are currently borrowing, support our request for expedited review and approval of the Petition.

Q.   Please describe the financial condition of AGLR

A. AGLR has an equity market capitalization of approximately $1.9 billion and an enterprise value of about $3 billion, as of June 30, 2004. AGLR is traded on the New York Stock Exchange (ticker: ATG), and the company is solidly positioned to maintain its existing investment-grade credit ratings. AGLR's Senior Notes are currently rated Baa1/BBB+/A- by Moody's, Standard & Poors and Fitch, respectively. As a result of the announcement of our agreement to acquire NUI, however, the outlooks on our credit ratings have changed. Moody's recently affirmed our ratings, but changed its rating outlook to negative from stable. Both Standard & Poor's and Fitch changed our credit ratings to "on watch" status with negative outlooks. These rating agencies have indicated their actions are the result of the execution risks in consummating, financing, and integrating the NUI acquisition, as well as concerns regarding issues and risks associated with NUI's business.

Q. Tell us about AGLR's operating segments and AGLR's earnings relative to each of those segments.

A AGLR operates its business in three operating segments: Distribution Operations, Energy Investments and Wholesale Services and one non-operating segment Corporate. I will describe our operating segments: Our Distribution Operations includes the results of AGLR's three natural gas utilities, Atlanta Gas Light Company, Chattanooga Gas and Virginia Gas Company. Our Energy Investments segment is comprised almost entirely of the revenues from our interest in a retail gas marketer doing business in Georgia under the trade name "Georgia Natural Gas". As the gas business in Georgia was deregulated in 1997, Georgia Natural Gas (as opposed to ours or any other regulated gas utility) sells gas commodity directly to residential, commercial and industrial customers in Georgia. This segment also includes the revenue of our telecommunications subsidiary. Our Wholesale Services segment includes the results of our non-utility business, Sequent Energy Management (Sequent), which is engaged in natural gas asset management and optimization, producer services and wholesale marketing, and risk management activities. Through agreements approved by each of the utilities state regulatory commissions, Sequent conducts all of the asset management and optimization services for our three gas utilities.

     As of the end of fiscal year 2003, approximately 95% of AGLR's earnings before interest, taxes, depreciation and amortization (EBITDA) was derived from the distribution and sale of gas to end use customers, as represented by combining the

     EBITDA from our Distribution Operations and Georgia Natural Gas's portion of the Energy Investments segment. Approximately 5% of 2003 EBITDA was derived from Sequent's business under the Wholesale Services segment. Of the 5% of EBITDA contributed by Sequent's business, approximately one half was derived from Sequent's asset management agreements with our three utilities, after sharing asset management profits with the applicable utility's customers. AGLR's financial results support the company's stated strategy - we own and operate local gas distribution businesses and seek continued growth through operating these assets more efficiently and by adding attractively priced gas assets.

     I discuss these percentages and businesses to emphasize that while AGLR derives its earnings from regulated and unregulated businesses, AGLR's business is not diversified. We derived substantially all of our earnings from the sale, management and distribution of natural gas.

Q.   How will AGLR fund the acquisition of NUI?

A. The purchase of NUI shares will be funded primarily through the sale of AGLR common stock at or prior to closing. Additionally, AGLR will need to refinance much of NUI and NUI Utilities' debt at closing - an amount that, depending on the date of closing, could exceed $530 million. This debt includes the approximately $405 million that is currently outstanding under NUI and NUI Utilities' current credit facilities, which terminate at closing; up to $95 million of any additional borrowings that may be outstanding at closing under NUI and NUI Utilities' new credit facilities, which terminate at closing; and up to $30 million payable by NUI Utilities after closing under the Settlement Agreement with the Board. AGLR expects to maintain its strong investment-grade ratings and its current dividend policy post-acquisition. AGLR's equity to total capitalization will be above 30% post-acquisition.

Q. Please discuss AGLR's commitments with respect to NUI and Utilities' employees after the closing of the acquisition.

A. Under section 5.9(a) of the Merger Agreement, AGLR has agreed to provide NUI's employees benefits that, taken as a whole, are substantially equivalent to the benefits that NUI currently provides to those employees for at least one year following the closing of the transaction. AGLR will also assume the obligations or cause NUI to continue to meet obligations to its employees under any employment or union contract. Petitioners anticipate that, following the proposed acquisition, NUI Utilities will continue to perform day-to-day operations through its existing employees. This is further discussed in the testimony of Mr. Kevin Madden.

Q.   Please discuss AGLR's expectations with respect to NUI's pension plan.

A. With respect to the NUI pension plan, following the acquisition, under the purchase accounting rules, the amount currently reflected by NUI as a pension asset, which is being amortized as pension expense, will be eliminated. AGLR requests that after closing NUI's pension asset be treated as a regulatory asset. This is essentially a "make-whole" provision for NUI. Under this request, the company would continue to amortize the asset consistent with the amortization period used for the pension asset prior to close. This will ensure that the total ratepayer obligation for the pension period cost is the same pre- and post-merger for the outstanding pension asset amount. As I mentioned above, AGLR has an investment grade rating and an equity market capitalization of approximately $1.9 billion. AGLR also has a pension plan with plan assets of approximately $260 million as of December 31, 2003. These factors should reassure NUI's employees as to the appropriate management of their pension plan assets after closing.

Q. What affect will NUI's Stipulation and Settlement with the NJBPU have on AGL Resources' or NUI's business after the close of the acquisition?

     AGLR intends to honor the April 14, 2004 Settlement Agreement that was approved in the Board's Final Order issued on April 26, 2004. In particular, Kevin Madden will address in his testimony how AGLR will assume and pay NUI Utilities' obligations with respect to the unpaid amounts of NUI Utilities' $30 million obligation under the Settlement Agreement after the close of the transaction. The Settlement Agreement is clear on its face that its terms are not binding on any successor to NUI's business. Therefore, other than the assumption of this obligation, the Settlement Agreement will not have any effect or place any restriction on AGLR, NUI or NUI Utilities businesses after the close of the acquisition.

Q. Please discuss any plans AGLR has with respect to the management of NUI Utilities' assets and gas procurement activities after the acquisition.

A. As part of the change in control, NUI Utilities is seeking Board approval to enter into a three year gas procurement and asset management agreement on behalf of ETG with an affiliate of AGLR, Sequent. Sequent provides asset management and other services both to AGLR's other utility companies and to third parties throughout the United States, including customers in the Northeast. Sequent would be willing to execute a gas procurement and asset management agreement on terms similar to those previously approved by the Board in Docket No. GA03030213 with Cinergy Marketing and Trading, LP (Cinergy). Notwithstanding, AGLR and Sequent would also be eager to discuss and propose an alternative asset management arrangement with NUI Utilities. The alternative arrangement would be similar to the asset management agreements under which Sequent currently manages the assets of AGLR's other regulated utilities and is an arrangement that has been reviewed and approved by the state regulatory agencies regulating those operations. Under those other arrangements, Sequent contributed approximately $12 million to customers in 2003.

Q. When would this asset management agreement between Sequent and NUI Utilities commence?

A. The term of the asset management agreement would commence as of the date of a termination of the Cinergy agreement, in accordance with the terms of that agreement.

Q. Please discuss the request to include NUI Utilities in a cash pooling arrangement with other AGLR subsidiaries.

A. NUI Utilities will seek authority to participate, on behalf of ETG, in a cash pooling arrangement (Utility Money Pool) administered by AGL Resources' subsidiary, AGL Services Company (AGLSC) on behalf of AGLR and its family of utility companies. AGLSC also administers a completely separate money pool on behalf of AGL Resources' non-utility businesses, and as such, no non-utility businesses participate in the Utility Money Pool.

     Specifically, NUI Utilities will request authorization to make unsecured short-term borrowings from the Utility

     Money Pool, to contribute its surplus funds to the Utility Money Pool, and to lend and extend credit to other AGLR utility subsidiaries participating in the Utility Money Pool.

     AGLR's establishment and maintenance of the Utility Money Pool is authorized under PUHCA and has been approved and is regulated by the Securities and Exchange Commission. Petitioners believe that the cost of borrowings through the Utility Money Pool will generally be more favorable to NUI Utilities, than the comparable cost and expense that would be incurred in connection with any external short-term borrowings that NUI Utilities might otherwise initiate, and the yield to NUI Utilities from NUI Utilities contribution of available funds will generally be higher than the yield NUI Utilities might otherwise receive from short-term investments.

Q.   Please describe the operation of AGLR's Utility Money Pool.

A. Under AGLR's Utility Money Pool Agreement (Attached to my testimony as Exhibit A), funds are available from the following sources for short-term loans to the participating companies from time to time: (1) surplus funds in the treasuries of participants, and (2) proceeds received by the participants from the sale of commercial paper and borrowings from banks ("External Funds"). Funds are made available from such sources in such order as AGLSC, as the administrator under the Utility Money Pool Agreement, determines would result in a lower cost of borrowing compared to the cost that would be incurred by such borrowing participants individually in connection with external short-term borrowings, consistent with the individual borrowing needs and financial standing of Utility Money Pool participants that invest funds in the Utility Money Pool.

     Each company that is authorized to borrow from the Utility Money Pool (an "Eligible Borrower") will borrow pro rata from each Utility Money Pool participant that invests surplus funds, in the proportion that the total amount invested by such investing participant bears to the total amount then invested in the Utility Money Pool. The interest rate charged to Eligible Borrowers on borrowings under the Utility Money Pool will be equal to AGL Resources' actual cost of external short-term borrowings and the interest rate paid on loans to the Utility Money Pool would be a weighted average of the interest rate earned on loans made by the Utility Money Pool and the return on excess funds earned from the investments described below. The interest income and investment income earned on loans and investments of surplus funds would be allocated among those Utility Money Pool participants that have invested funds in accordance with the proportion each participant's investment of funds bears to the total amount of funds invested in the Utility Money Pool. Funds not required by the Utility Money Pool to make loans (with the exception of funds required to satisfy the Utility Money Pool's liquidity requirements) would ordinarily be invested in one or more short-term investments, including: (i) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities; (ii) commercial paper; (iii) certificates of deposit;
     (iv) bankers' acceptances; (v) repurchase agreements; (vi) tax exempt notes; (vii) tax exempt bonds; (viii) tax exempt preferred stock; and (ix) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder. Each Eligible Borrower receiving a loan through the Utility Money Pool would be required to repay the principal amount of such loan, together with all interest accrued thereon, on demand and in any event within one year after the date of such loan. All loans made through the Utility Money Pool may be prepaid by the borrower without premium or penalty and without prior notice. As noted above, this agreement has been approved by the Securities and Exchange Commission (SEC).

Q. Please describe the Services Agreement to be entered into on the close of the acquisition.

A. Attached as Exhibit B is the standard Services Agreement we anticipate to be executed by NUI Utilities and AGLSC at closing. The Services Agreement and its Exhibits define the services that may be provided by AGLSC, and the cost allocation methods to be utilized in connection with the provision of those services. AGLSC provides services to each of AGLR's operating subsidiaries pursuant to the terms of this standard agreement. Under the provisions of PUHCA, the services provided to NUI Utilities under the Services Agreement are to be provided at AGLSC's cost. The standard Services Agreement which we anticipate to execute has also been approved by the SEC.

Q.   Does this conclude your testimony?

A.   Yes.

                               STATE OF NEW JERSEY
                            BOARD OF PUBLIC UTILITIES

              IN THE MATTER OF THE PETITION OF NUI UTILITIES, INC.
          (d/b/a ELIZABETHTOWN GAS COMPANY) AND AGL RESOURCES INC. FOR
      APPROVAL UNDER N.J.S.A. 48:2-51.1 AND N.J.S.A. 48:3-10 OF A CHANGE IN
                              OWNERSHIP AND CONTROL

                         BPU DOCKET No. GM0407_________
                                  JULY 30, 2004

                                  TESTIMONY OF
                                 KEVIN P. MADDEN
                                  ON BEHALF OF
                               NUI UTILITIES, INC.
                                       AND
                               AGL RESOURCES INC.






Q.   Please state your name and position.

A. My name is Kevin P. Madden and I am Executive Vice President for Distribution and Pipeline Operations of AGL Resources Inc. ("AGLR"). I am responsible for all field operations of AGLR's three natural gas utilities
     - Atlanta Gas Light Company, Chattanooga Gas Company and Virginia Natural Gas, Inc. I am also responsible for strategic policy and management oversight of AGLR's utilities, as well as AGLR's regulatory, engineering construction, and gas operational functions.

Q.   What is the purpose of your testimony?

A. The purpose of my testimony is to discuss the benefits of the proposed acquisition of NUI Corporation ("NUI") and its wholly owned subsidiary NUI Utilities, Inc. ("Utilities") (d/b/a Elizabethtown Gas Company) ("ETG"). My testimony will discuss the impact of the acquisition on competition, rates, employees and overall operations and reliability in order to aid the New Jersey Board of Public Utilities (the "Board") in its consideration of the proposed acquisition pursuant to N.J.S.A. 48:2-51.1.

Q.   Does the Merger Agreement place any conditions on the acquisition?

A. Yes. First, the Agreement and Plan of Merger ("Merger Agreement") provides for financial conditions to the acquisition that are discussed in more detail in Mr. Richard T. O'Brien's testimony. The Merger Agreement also provides for certain Acceptable Order conditions relating to regulatory and rate matters that must be substantially satisfied before the transaction may close. The failure to obtain approval of certain regulatory and rate conditions may be considered a material adverse effect under the Merger Agreement and thus prevent the transaction from closing. These Acceptable Order conditions are listed below:

               1. An Acceptable Order will not prevent ETG from operating at rates not lower than its current base tariff rates for the three years following the acquisition.

               2. An Acceptable Order will allow ETG to make a filing with the Board to recover, outside of a normal rate case, certain capital expenditures to improve customer service and the safety and reliability of the ETG distribution system.

               3. An Acceptable Order will not restrict AGLR's ability to implement changes to ETG's business, including the workforce, and to retain all benefits from such changes, until the conclusion of ETG's next base rate case.

               4. An Acceptable Order will authorize ETG to enter into an asset management agreement with an affiliate of AGLR on terms similar to ETG's current asset management arrangement or, in the alternative, to enter into another asset management arrangement.

               5. An Acceptable Order will recognize that the Board's current policy on rate treatment for costs incurred for the environmental remediation of manufactured gas plants allows for the recovery of prudently incurred costs, including carrying costs, in base rates and/or in the remediation adjustment clause.

               6. An Acceptable Order will absolve AGLR and its subsidiaries after closing from any liability associated with the circumstances and transactions addressed by the Final Report on Focused Audit of NUI, Utilities and ETG in Docket No. GA03030213, presented to the Division of Audits by the Liberty Consulting Group and the Stier Anderson Report.

               7. An Acceptable Order will not impose conditions that have the effect of requiring AGLR to conduct business, or govern the affairs of AGLR or any of its subsidiaries after closing, in a manner that is adverse to AGLR or those subsidiaries.

          The first five of these conditions are discussed in more detail below. The last two conditions are discussed in the testimony of Ms. Paula G. Rosput.

                               STATUTORY STANDARDS

Q. What are the statutory standards that the Board must consider when evaluating a request for approval of a change in control?

A. N.J.S.A. 48:2-51.1 provides that "[i]n considering a request for approval of an acquisition of control, the board shall evaluate the impact of the acquisition on competition, on the rates of ratepayers affected by the acquisition of control, on the employees of the affected public utility or utilities, and on the provision of safe and adequate utility service at just and reasonable rates." I discuss each of these standards below.

                              Impact on Competition

Q. Will the change in control have any impact on competition in the market for gas distribution services in New Jersey?

A. No. The acquisition will simply effect a change in ownership of NUI. Because ETG will remain the same entity post-acquisition serving the same market, the proposed acquisition will not have any adverse effect on competition in the market for gas distribution services in New Jersey. AGLR does not own or have an interest in any other gas utility in the state of New Jersey.

     AGLR's utilities use state-of-the-art technology and field-tested best practices in their drive to provide superior service. We believe that the integration of AGLR's state-of-the-art technology and field-tested best practices into ETG's operations will benefit customers and enhance ETG's ability to serve its customers.

                                 Impact on Rates

Q.   Will the change in control have any impact on ETG's current rates?

A. No. ETG will continue to provide service at ETG's Board-approved tariff rates. The acquisition will not detrimentally affect ETG's existing base tariff rates. The Merger Agreement provides that an Acceptable Order by the Board will not require AGLR to operate ETG at base rates less than its current, authorized tariffs for at least three years from the date of closing of the transaction. In addition, AGLR commits not to propose an increase in ETG's base rates to be effective in the three-year period following the acquisition. In effect, this Acceptable Order condition and AGLR's commitment not to propose increased rates in the three-year period following the acquisition will benefit ratepayers by providing rate consistency while still delivering customer service improvements with no increase in base rates.

     In exchange for its commitment not to raise base rates, the Merger Agreement establishes an Acceptable Order condition that the Board not restrict AGLR's ability to implement reasonable changes at ETG and to retain all benefits of such changes until the conclusion of ETG's next rate case. In assessing the proposed acquisition, AGLR has determined that maintaining rates at current levels for the next three years strikes an appropriate balance between the risks that AGLR faces in acquiring financially-distressed NUI and attendant risks with the ability to capture any benefits that result from the acquisition.

     Notwithstanding the rate conditions of the acquisition, AGLR fully intends to invest appropriate levels of capital to improve service on ETG. To make these capital investments possible, the Merger Agreement provides that an Acceptable Order will allow ETG to make a filing with the Board to recover, outside of a normal rate case, certain capital expenditures to improve customer service, safety and distribution system reliability. One specific capital investment that AGLR intends to make shortly after the acquisition is to begin upgrading ETG's information technology ("IT") infrastructure, as I discuss below.

Q. How will the change in control affect the $28 million credit that Utilities must make to ratepayers pursuant to the Board's Final Order on the Liberty Audit Report?

A. AGLR will honor the April 14, 2004 Settlement Agreement that was approved in the Board's Final Order issued on April 26, 2004. The Final Order establishes an incremental refund schedule under which Utilities would refund $28 million plus interest to ratepayers in amounts ranging from $7 million to $5 million over the next five years. The Final Order also provided that, upon the sale of Utilities, all outstanding amounts shall be paid in full by Utilities within a period to be determined by the Board. As provided in the Final Order, after the acquisition closes, AGLR will refund, within a period to be determined by the Board, all outstanding amounts due under the terms of the Settlement Agreement. After the acquisition closes, AGLR would propose to the Board to make the entire outstanding amount available to ratepayers on an expedited basis. AGLR preliminarily estimates that a lump-sum refund of the outstanding balance of the $28 million would result in a credit of approximately $74 on every residential heating customer's monthly bill (individual amounts will vary based on each customer's usage). If this refund were made in January 2005, customers would benefit from significantly lower gas bills at a time of the year when gas costs are traditionally highest. Thus, approval of the acquisition will benefit ratepayers by ensuring that the refund is made on an expedited basis, rather than the incremental schedule under which Utilities is currently required to distribute the refund.

     Finally, AGLR seeks a finding by the Board that, after the acquisition transaction closes, the non-monetary provisions of the April 14, 2004 Settlement Agreement will give way to a regulatory model more appropriate both to registered companies under the Public Utility Holding Company Act of 1935, as in the case of AGLR, and to companies that have not been associated with the recent NUI experience. I expect to be discussing these issues more fully with the regulators over the course of this proceeding.

Q.   What has been AGLR's experience with setting rates for its other utilities?

A. AGLR prides itself on being able to provide a high level of customer service and safe and reliable distribution service to its customers at stable rates. Virginia Natural Gas, Inc., for example, has operated without a rate increase since 1998 and Atlanta Gas Light Company, AGLR's largest utility, has not increased its base rates since 1993.

Q. Are there are any other rate conditions that the Merger Agreement imposes on the acquisition that you would like to discuss?

A. Yes. The Merger Agreement provides that an Acceptable Order approving the acquisition will recognize what we understand to be the Board's current policy on rate treatment for costs incurred for the environmental remediation of manufactured gas plants that allows for recovery of prudently incurred costs, including carrying costs, in base rates and/or in the remediation adjustment clause.

                               Impact on Employees

Q.   Please discuss the impact of the change in control on employees.

A. At the corporate level, it is clear that there is some overlap among employees at AGLR, NUI and Utilities, particularly in the "corporate services" area, including accounting, finance, legal, and public relations. AGLR intends to work closely with NUI management to develop a framework to address any redundancies that become apparent as AGLR integrates NUI's corporate management into AGLR's existing management structure.

     At the utility level, AGLR will honor both the specific language and the spirit of all collective bargaining agreements. From its experience running public utilities in three other states, AGLR has learned that local employees are the heart and soul of a company and are vital to maintaining a connection to the local community. AGLR is still in the process of reviewing ETG's utility operations to determine the appropriate employee levels in order to continue to ensure that the franchise is operated safely and reliably. As part of this evaluation, we will appropriately balance the necessity to improve customer service, support our long term commitment to Utilities' employees and contribute to the economic vitality of the ETG service territory.

     In recognition of the fact that some changes to the workforce may be necessary in order to implement changes to the business following the acquisition, the Merger Agreement provides, as a condition of the acquisition, that an Acceptable Order will not restrict AGLR's ability to make such changes.

           Impact on Overall Customer Service, Safety and Reliability

Q. Please describe the impact of the change in control on overall customer service and the safety and reliability of ETG's system.

A. At the outset, AGLR believes that ETG is currently providing safe and reliable service to its customers. During the transition process, AGLR will integrate its state-of-the-art technology and field-tested best practices into ETG's operations. AGLR is confident that it will be able to improve upon ETG's customer service and safety and reliability record over a period of time. For example, as discussed in more detail below, AGLR will immediately focus its efforts to improve customer service by investing in ETG's IT infrastructure.

Q.   Please describe AGLR's commitment to customer service.

A. AGLR is a company that is committed to providing outstanding customer service to all of its utility customers. AGLR's gas distribution companies utilize state-of-the-art technology to provide outstanding customer service. AGLR maintains a comprehensive utility metric program to continuously monitor important aspects of customer service, safety and reliability. These metrics include customer service and satisfaction (as measured by call response times and customer feedback) as well as safety-related metrics such as leak response times, and operational measures such as capital costs per new meter (essentially, the total cost to hook up a new gas customer).

Q. Describe the improvements in customer service that ETG customers could expect following the acquisition.

A. Over the past few months, AGLR has learned a great deal about ETG's operations. Based on this knowledge, AGLR has determined that it should be able to improve and expand upon the services that ETG is currently able to provide to its customers. To achieve these improvements and expansions of service, AGLR would like to immediately begin integrating ETG into AGLR's established IT programs and new IT programs that are currently being implemented across all of its utility operations.

Q. How would AGLR expect to recover capital expenditures that will be made to improve service on ETG?

A. In order to ensure that AGLR will be able to recover capital expenditures that will be made to improve service on ETG, the Merger Agreement provides that an Acceptable Order would allow ETG to make a filing, outside of a normal rate case, to seek to recover expenditures that are made to improve customer service and the safety and reliability of ETG's distribution system. In Georgia, Atlanta Gas Light Company has employed a similar procedure at the Georgia Public Service Commission to establish a pipeline replacement rider that recovers the costs, return and carrying charges associated with a pipeline replacement program. AGLR anticipates that, shortly after the acquisition is approved, ETG would make a filing with the Board to propose a similar mechanism to recover the costs associated with upgrading ETG's IT infrastructure.

Q. Please describe the impact of the change in control on the safety and reliability of the ETG system.

A. AGLR will apply its utility metrics, state-of-the-art technology and field-tested best practices and will continually monitor and strive to improve the safety and reliability of the ETG system.

Q.   Are there any other conditions relating to ETG's operations?

A. Yes. The Merger Agreement imposes a condition that an Acceptable Order will allow AGLR to contract with its affiliate Sequent Energy Management, L.P. ("Sequent") for service on similar terms as ETG's current gas procurement and asset management contract for a period of three years. Under the asset management agreement currently in place, ETG transferred all of its supply and interstate capacity assets to its asset manager, Cinergy Marketing & Trading, LP.

     AGLR currently employs asset management programs on all of its utilities. All of the asset management arrangements employed by AGLR's utilities have been approved by the appropriate state public utility commission. In structuring asset management programs, AGLR's first concern is always to establish a program that will benefit the consumer by ensuring reliable service while providing cost savings. To this end, the asset management model that AGLR employs on its utilities provides for revenue sharing between the asset manager and the utilities' ratepayers.

     Although, as discussed in Mr. O'Brien's testimony, ETG's current asset management arrangements is a departure from AGLR's existing asset management arrangements, in that it employs an up-front payment to ratepayers rather than revenue sharing, AGLR recognizes that the transition process would be simplified if the Board authorized ETG to enter into an asset management arrangement with Sequent similar to the one that is already in place. AGLR also recognizes, however, that alternatives to ETG's existing arrangement may be able to provide even more benefits and value to ETG's ratepayers. Specifically, AGLR believes that the 50/50 revenue sharing model, in which revenues received by the asset manager are shared equally between ratepayers and the asset manager, may be able to provide more benefits and value to ratepayers than ETG's existing arrangement. AGLR would be receptive to discussing with the Board the possibility of implementing an asset management arrangement with 50/50 revenue sharing.

Q.   What are some of the benefits of asset management arrangements for ETG?

A. Asset management arrangements provide a host of benefits to utilities and their customers. The asset management arrangement gives ETG access to more resources with which to serve its customers and provides the asset manager with the opportunity to provide additional flexibility and options to ETG's customers. Moreover, ETG's firm customers benefit from these arrangements whether through sharing or a prepayment mechanism as the net effect is to reduce firm rates from where they would otherwise be set.

     In addition, these arrangements have enabled LDCs to maximize the value of idle transportation capacity. In turn, this benefits the ratepayers in the form of lower cost natural gas service. The asset managers provide services outside the usual LDC portfolio in a way that makes for more efficient use of the interstate grid and a more efficient commodity market. Almost certainly, these arrangements have resulted in the more efficient use of interstate capacity.

     Thus, from a regulated standpoint, the ability of AGLR and Sequent to step into the existing asset management arrangement or implement an alternative arrangement will provide additional service reliability and other benefits to ETG's ratepayers. The testimony of Mr. O'Brien sets forth the other benefits of such arrangements from the corporate point of view.

Q. Following the acquisition, would the new ETG entity be willing to consider setting performance standards or adopting a consumer report card?

A. Yes. After one year of experience operating ETG, AGLR would be willing to consider setting performance standards or adopting a consumer report card. AGLR must be given at least one year to gain practical experience in running the ETG system. In the interim, AGLR will immediately begin to implement its field-tested utility metrics program, discussed earlier, to monitor, assess and ultimately improve ETG's performance in critical customer service and reliability areas.

Q.   Does this conclude your testimony?

A.   Yes.

                               STATE OF NEW JERSEY
                            BOARD OF PUBLIC UTILITIES




              IN THE MATTER OF THE PETITION OF NUI UTILITIES, INC.
          (d/b/a ELIZABETHTOWN GAS COMPANY) AND AGL RESOURCES INC. FOR
      APPROVAL UNDER N.J.S.A. 48:2-51.1 AND N.J.S.A. 48:3-10 OF A CHANGE IN
                              OWNERSHIP AND CONTROL





                         BPU DOCKET No. GM0407_________




                                  JULY 30, 2004





                                  TESTIMONY OF


                                 PAULA G. ROSPUT


                                  ON BEHALF OF

                               NUI UTILITIES, INC.
                                       AND
                               AGL RESOURCES INC.

Q.   Please state your name and position.

A. My name is Paula G. Rosput. I am the Chairman, President and Chief Executive Officer of AGL Resources Inc. ("AGLR").

Q.   What is the purpose of your testimony?

A. The purpose of my testimony is to introduce AGLR and explain AGLR's experience operating gas utilities and AGLR's corporate governance policies. I will also explain the business rationale for AGLR's acquisition of NUI Corporation ("NUI") and its subsidiary NUI Utilities, Inc. ("Utilities") (d/b/a Elizabethtown Gas Company) ("ETG") and provide an overview of how the acquisition will benefit ETG's customers. The direct testimony of Mr. Richard T. O'Brien, Executive Vice President and Chief Financial Officer of AGLR and Mr. Kevin P. Madden, Executive Vice President of Distribution and Pipeline Operations of AGLR set forth in greater detail the operational and financial benefits of the acquisition. I will also describe the structure for the Board of Directors and certain Acceptable Order conditions for which approval is necessary for the acquisition to go forward. Finally, I will discuss the need for expedited approval of the proposed acquisition.

                                OVERVIEW OF AGLR
                                ----------------

Q.       Please describe AGLR.

A. AGLR was formed in 1996 as a Georgia holding company for the purpose of holding Atlanta Gas Light Company, Chattanooga Gas Company, and various other energy-related subsidiary and affiliate companies. Subsequently, in 2000, simultaneous with its purchase of Virginia Natural

     Gas, Inc., AGLR became a registered public utility holding company pursuant to the Public Utility Holding Company Act of 1935 ("PUHCA"). Under PUHCA, AGLR's accounting, financial and securities practices are comprehensively regulated by the Securities and Exchange Commission. The company is also subject to regulation by federal agencies such as the Federal Energy Regulatory Commission and the U.S. Department of Transportation, in addition to being comprehensively regulated by the state public utility commissions in Georgia, Virginia and Tennessee. There are no outstanding fines or significant actions pending against the company by any of these agencies.

     AGLR has an equity market capitalization of approximately $1.9 billion and an enterprise value of nearly $3 billion. AGLR is traded on the New York Stock Exchange (ticker: ATG) and the company is solidly positioned to maintain its investment-grade credit ratings. AGLR was one of the few energy companies to receive a credit rating upgrade (by Fitch Ratings) in 2003. Upon announcement of this transaction, AGLR was placed on credit "watch" by the major credit rating agencies, which is customary, but this action is not expected to result in any adverse ratings actions.

Q.   Please describe AGLR's corporate governance policies and principles.

A. Much has been written in the wake of the Enron debacle about corporate responsibility. But prior to this period, AGLR had taken a number of steps to strengthen its governance processes and procedures, including the formation of Board of Directors' committees for risk management and corporate governance, setting clearly established internal rules for delegation of authority, and implementing a strong set of policies on ethics and honesty for all employees.

     Since the implementation of new rules by the New York Stock Exchange and the enactment of the Sarbanes-Oxley legislation, much of our governance work has been focused on strict compliance with these regulations. I will discuss some of the details of our compliance below. But equally important is the "tone at the top," aspect of compliance - in other words, what does the leadership of a company say about the company's values and does the leadership act according to what it says? In this vein, we adopted a set of values for our organization. There are four values: honesty, value-seeking, generosity of spirit and operating inside the lines. The last value is one that gives deeper meaning to the role of honesty in our business dealings. This value is intended to capture the idea that we will not engage in any "edgy" behaviors and that we will live well inside of the rules, rather than stretching them for our purposes. To put it simply, we operate for the long-run. We do not engage in - nor will we condone - business activities that take liberty with the regulations and rules under which we are required to operate.

     Another aspect of these values is manifested in our commitment to providing the investment community and our regulators with information that is accurate, timely and as transparent as possible. AGLR believes that financial and operating visibility and transparency are of paramount importance in making an informed investment decision. With that in mind, AGLR will always strive to provide financial information that fairly and accurately reflects the results of our operations and that is consistent with current reporting standards and policies, including U.S. Generally Accepted Accounting Principles (GAAP).

     AGLR has an independent Board of Directors to oversee the management of the company. We feel strongly that the purpose of the Board of Directors is not just to discharge its legal obligations to oversee the company, but also to advise us on strategic matters. We respect and take its advice, which is drawn from its members' vast business experience, in all major industries of the U. S. economy. I am the only member of our eleven-member Board of Directors who is not an independent, outside director. The ten other members of the Board are independent, outside directors. The independent members of the Board meet regularly without the presence of management, and they meet with management without my presence. These private meetings are intended to ensure that the Board receives the unvarnished version of the facts in every situation. Furthermore, the charters of each of our Board committees clearly establish their respective roles and responsibilities, including the independence of outside auditors and consultants, who are retained by the Board directly. The charters may be found on AGLR's website at www.aglresources.com at the section entitled, "Investor Information - Corporate Governance - Highlights."

Q.   Does AGLR maintain a policy with respect to the independence of auditors?

A. Yes. As mentioned previously, the Board's Audit Committee has implemented policies consistent with the newly-enacted corporate reform laws for auditor independence, and AGLR's independent auditors PricewaterhouseCoopers LLP report directly to the Audit Committee.

Q. Are there any other aspects of AGLR's corporate governance policies that you would like to discuss?

A. Yes. AGLR has also adopted a Code of Business Conduct. All employees must confirm annually, in writing, their acceptance of the Code of Business Conduct. We also have an insider trading policy, to which all directors and employees, including our key corporate decision makers, must strictly adhere. To foster an environment of compliance, AGLR has, for years, maintained a hotline available for employees to anonymously and confidentially report any questionable practices, actions or activities at the company. We also survey our employees in the accounting and control area of the company periodically to ensure that they are satisfied with the control environment and our practices. We also survey employees annually for a broad set of reasons, but to test our compliance environment is among them. We try very hard to make the atmosphere of the company one where employees know that dishonesty or questionable practices will not be tolerated and where there is a strong sense that management at all levels is committed to what we call "a fair game" for customers, employees, and the public at large.

Q. Does AGLR have a preference in its strategy for regulated businesses versus unregulated businesses?

A. Yes. AGLR's business philosophy is predicated on the fact that AGLR is principally a regulated business. As Mr. O'Brien's testimony will discuss in more detail, the vast majority of AGLR's income and earnings is produced by AGLR's regulated gas utility businesses. We respect regulation and the role it plays in a capital-intensive business such as gas distribution. Our fundamental strategy is to grow our regulated utility business and modestly enhance the earnings from our utilities through closely related energy and infrastructure businesses.

     The enhancement we seek is a means by which we can differentiate ourselves as the kind of company that looks for all opportunities to create value for shareholders and customers. We seek "modest" enhancement because it is not our goal to create a "growth engine" through unregulated businesses. Rather, it is a recognition that the companies in the industry who have the best access to capital over long periods of time have earnings that are better than the peer group averages.

     This acquisition is also consistent with our business principle of being a superior operator of regulated assets. This business model can only be successful over a long period of time if we do two things: (1) provide safe, reliable and reasonably-priced services; and (2) maintain collaborative and constructive regulatory relationships. Every day, we have to earn the right to maintain and grow our franchise - both in the eyes of our customers and the eyes of those public officials responsible for regulating us. Forging collaborative and constructive relationships with regulators in Georgia, Tennessee and Virginia has made all the difference for AGLR over the past few years. We are looking forward to building the same kinds of quality relationships and constructive colloquy with the Commissioners and Staff in

     New Jersey, as well as Florida and Maryland. Because we are a multi-state company, we need to have cooperative relationships not just with our regulators, but we need regulators to cooperate with one another. To facilitate this cooperation, we create standardized and transparent reporting for all operating and financial aspects of our business.

Q.   Please describe AGLR's experience running natural gas utility companies.

A. AGLR owns and operates natural gas utility operations in Georgia (Atlanta Gas Light Company), Virginia (Virginia Natural Gas, Inc.) and Tennessee (Chattanooga Gas Company). In these three states, AGLR serves nearly 1.9 million natural gas customers. AGLR maintains utility offices and field operations in Georgia, Virginia and Tennessee, plus offices for our related energy and infrastructure businesses in Houston, Texas and Phoenix, Arizona. The company owns more than 35,000 miles of natural gas pipeline, four liquefied natural gas (LNG) facilities and two propane facilities. AGLR is experienced in both mild and cold climates, from Valdosta, Georgia (at the Florida border) to the mountains of Appalachia, and has experience serving both urban and rural areas. AGLR's website is www.aglresources.com; the corporate site contains links to websites for the company's three utilities (www.atlantagaslight.com; www.chattanoogagas.com; and www.virginianaturalgas.com). We are among the largest gas distributors in the country, the single largest operator of LNG peaking facilities, and consistently one of the top quartile operators according to industry metrics. To our knowledge, our pipeline replacement program in Georgia is

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     the largest gas distribution capital improvement program ongoing in the
     United States today.

Q.   Please briefly describe each of the gas utility companies owned by AGLR.

A. Atlanta Gas Light Company ("AGLC") is Georgia's oldest corporation, having been chartered in 1856. AGLC serves approximately 1,547,834 customers throughout the state of Georgia. AGLC became a "pipes-only" distribution company in 1998 when it elected to open its territory to competition pursuant to the Georgia Natural Gas Competition and Deregulation Act of 1997. Natural gas marketers certificated by the Georgia Public Service Commission now serve customers on AGLC's system. Although marketers' prices are market-based, AGLC's rates for distribution service remain regulated by the Georgia Public Service Commission.

     In 1988, AGLR acquired Chattanooga Gas Company ("CGC"), which serves 60,113 customers in the Chattanooga and Cleveland Tennessee areas. CGC is regulated by the Tennessee Regulatory Authority. Following the acquisition, AGLR made substantial improvements to the CGC system which had been previously owned by a privately-held industrial company. Since that time, the safety and the reliability of that system has improved markedly from its history.

     In 2000, AGLR acquired Virginia Natural Gas, Inc. ("VNG"), a public utility serving approximately 253,623 customers in southeastern Virginia. VNG is regulated by the Virginia State Corporation Commission. Customer service and productivity have measurably improved for VNG's customers since then.

Q.   Has AGLR been successful in integrating VNG into its utility operations?

A. Yes. Integration commenced immediately upon closing of the acquisition of VNG, which was completed in approximately five months after announcement. We had our team in place and operated the system on an integrated basis for the first winter heating season and every winter thereafter. We are in the process of constructing a much-needed propane plant as well as refurbishing an existing plant to be ready for the 2004-05 heating season in Virginia. Reliability is paramount for us and we invest where we need to so that customer service is not compromised.

Q.   Is AGLR active in the communities in which it operates?

A. We know that, as employees of a financially healthy public utility, we have an obligation of community service. Our core value of "generosity of spirit" is intended to speak to what we ask of each employee. AGLR is a community leader in every major city in which it operates. In 2003, it was honored in Atlanta as the recipient of the Community Volunteer Impact Award, and in Virginia as the recipient of the Corporate Neighbor Award. Our executives lead by example. Virtually every member of the company's leadership team serves on the board of a major community agency. I led the 2002 United Way campaign in metro Atlanta, and will become the Board Chair of both the United Way and the Georgia Chamber of Commerce in 2005 and 2006, respectively. A number of our employees serve on commissions that support state and city governments. We are active in working on economic development in every state. The Company and its charitable foundation donate approximately one percent of net income to non-profit organizations each year.

     We have received the feedback from NUI employees and community leaders that this is an area where we can enhance NUI's presence. We intend to embrace NUI's agreement with the New Jersey attorney general to undertake community service with vigor and a seriousness of purpose.

                                   THE MERGER
                                   ----------

Q.   Why is NUI an attractive acquisition candidate?

A. AGLR had prior interactions and discussions with NUI on asset management and other business opportunities beginning in 2003. As a result, AGLR has, for some time, been familiar with, and has had a good understanding of, NUI's regulated business. When NUI's Board announced, last September, its intention to sell NUI, AGLR saw an opportunity to purchase good utility assets if we were willing to sort out the entanglements associated with holding company activities. AGLR has had a patient and deliberate growth strategy that centers on identifying opportunities where AGLR will be able to leverage its skills in managing utility operations to create value for shareholders and efficiencies for ratepayers. This generally leads us to seek opportunities in urbanized areas along the footprint of our pipeline holdings - namely from east Texas and the Gulf Coast to New York. AGLR's decision to acquire NUI is the culmination of a lengthy process to identify appropriate strategic opportunities in the regulated sphere. For more than one year, during which time AGLR has carefully studied the company, AGLR's operational due diligence on NUI's utilities has confirmed that NUI's utility operations and assets are essentially sound. However, the relatively small scale of NUI's operations has prevented it from investing is some of the availability technology platforms that can improve customer delivery and efficiency.

     AGLR firmly believes that the scale of the combined company will serve to allow for rate stability for New Jersey ratepayers. Furthermore, we believe AGLR's business model will produce efficiencies and allow for sufficient capital to deliver superior service to NUI's customers. Because of our own geographic spread, we can absorb all four of NUI's utility operations into our system without disruption, thereby providing a smooth transition for customers in all the states where NUI is doing business. ETG is located in a region where there is strong base usage and where gas is the preferred energy alternative. The addition of ETG will help to balance AGLR's load profile by adding heat-sensitive load. NUI is also positioned in the geographic footprint where AGLR conducts wholesale asset management operations. This circumstance should lead to getting better use out of expensive pipeline capacity and storage for which ETG is already contracted but which is not being utilized by end-use customers, thus yielding benefits now and as load grows in the future.

     Moreover, the fact that ETG and City Gas of Florida are located in urban service areas, and the fact that ETG is expanding in the northwest part of the state plays to our strengths in operating primarily urban franchises in densely populated areas. Our strategy has been to own and optimize natural gas distribution companies within a well-defined and manageable geography. This strategy allows us to deploy our technology platforms in the areas of automated dispatch and work management to improve operations. Today, customers expect prompt, efficiently-delivered service. Technology will play a greatly enhanced role in upgrading utility service to the commercial standard that society has come to expect from all providers. Upon closing, AGLR will be the largest local distribution company, in terms of number of customers, along the entire East Coast of the United States. This improves our scale and allows us to continue our strategy of investment in modernizing technologies, which produces customer service and other benefits for ratepayers.

Q.   Please describe some of the ratepayer benefits of the acquisition.

A. Under New Jersey law, the Board must consider the acquisition's impact on competition, rates, employees and operations and reliability. Mr. Madden's testimony describes in more detail how the acquisition will benefit ETG's customers in each of these four areas. In short, the acquisition will modernize operations and upgrade service quality to NUI's customers. We believe the acquisition will redound to the benefit of ETG ratepayers in the form of superior quality customer service, including reliability improvements, safety enhancements and operational synergies.

Q.   Will the acquisition impact AGLR's credit rating?

A. We do not anticipate that the acquisition will have a negative impact on AGLR's credit rating. The proposed acquisition is of manageable size and hence credit neutral to AGLR. AGLR can readily finance this acquisition without significant pressure on the balance sheet or on our credit rating. We recognize that our long-term business success depends on investment-grade credit and equity that the market demands. This transaction is limited in scope and should strengthen our financial performance in the near term.

     Moreover, given the success that AGLR has had in successfully integrating VNG into its utility operations within the first full year after closing, AGLR expects the acquisition of NUI to improve our cash flow generation, which is of interest to credit agencies. Mr. O'Brien will elaborate on the financial aspects of the acquisition in his testimony.

Q. Will AGLR appoint an individual who will reside in New Jersey and be responsible for the day-to-day operations of ETG?

A. Yes. Mr. Craig G. Matthews, NUI's current CEO, will leave the company at the time of closing. With his departure, AGLR intends to appoint a senior business leader to head ETG who will be located in New Jersey and have responsibility for the day-to-day oversight and operations of the New Jersey utility operations.

Q.   How will the Board of Directors be structured after the acquisition?

A. After the acquisition, the NUI corporate Board of Directors and the Utilities Board of Directors will dissolve and those responsibilities will be assumed by the AGLR Board of Directors. It is the desire of the AGLR Board to attract a New Jersey resident of significant professional stature and business qualification to our Board. We have previously had two Virginia business leaders join our Board following the VNG acquisition, so our practice would continue with the ETG acquisition. We will also be considering revisions to the charter of our Environmental and Corporate Responsibility Committee to contemplate oversight of the post-acquisition integration of Utilities, with proper recognition of the public interest considerations of the states in which the acquired utilities operate. In addition, it is our Board's practice to hold one Board meeting a year outside of Georgia and invite public and community officials to meet with us so that we can hear first-hand how we are doing in the local area.

Q.   Is the acquisition subject to any special conditions?

A. Yes. The acquisition is subject to customary closing conditions, including the receipt of all necessary regulatory approvals from federal and state agencies and commissions, approval of NUI's shareholders, the absence of any material adverse effect on NUI's business and approval or the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. In addition, the Merger Agreement provides that any order by the Board approving the proposed acquisition should also approve certain aspects of the transaction. The Acceptable Order Conditions addressing rate and regulatory issues are described in more detail in the Petition and the testimony of Mr. Madden and a description of the acquisition and the conditions related to financial issues are discussed in the testimony of Mr. O'Brien. The acquisition is also subject to conditions relating to the legal actions and investigations that NUI is facing in New Jersey. An Acceptable Order will absolve AGLR and its subsidiaries after closing from any liability associated with the circumstances and transactions addressed in the Final Report on Focused Audit of NUI, Utilities and ETG in Docket No. GA03030213, presented to the Division of Audits by the Liberty Consulting Group and the Stier Anderson Report. Satisfaction of these conditions is essential if the acquisition is to move forward.

Q. Are there any Acceptable Order conditions relating to corporate governance?

A. Yes. Given AGLR's commitment to effective corporate governance and the centrality of AGLR's policies to its core values, the Merger Agreement contains an Acceptable Order Condition that any order approving the acquisition will not impose conditions that may have the effect of requiring AGLR to conduct the business or govern the corporate affairs of AGLR or any of its subsidiaries after the closing in a manner that is adverse to AGLR or any of these subsidiaries. Adverse conditions shall include, but not be limited to, conditions that are inconsistent with, or in addition to, the conditions, including organizational requirements, currently imposed on AGLR under PUHCA.

Q.   Is AGLR requesting expedited approval of the proposed acquisition?

A. Yes. We know that due process takes time. Nevertheless, AGLR and NUI are requesting expedited Board approval with a target date for approval of October 31, 2004 due to the unique circumstances of this transaction. In particular, we are asking the Board to consider NUI's liquidity position and the risk that further adverse market conditions could create a material worsening of the company's condition. In the event of a material adverse effect, AGLR is not required to close. Simply put, AGLR wants to take control of the business before anything unexpected can go wrong.

     We believe that expedited approval will benefit ETG's ratepayers. First, as discussed in more detail in the testimony of Mr. Matthews, expedited approval is needed so that the integration can be accomplished in time for the winter heating season. Among other things, with AGLR's solid finances supporting NUI, the company may, over time, be able to negotiate gas purchases for the winter heating season on more favorable terms, which may very well redound to the benefit of ratepayers in the form of lower purchased gas costs and less legal entanglement and need for further regulatory approvals.

     Second, as discussed in more detail in Mr. Madden's testimony, following approval of the acquisition, AGLR would propose to the Board to immediately credit to ratepayers the outstanding balance of the $28 million refund that ETG agreed to provide to settle issues relating to the Liberty Audit Report.

     Last, as discussed in more detail in Mr. O'Brien's testimony, expedited approval is necessary to reduce the possibility of a liquidity crisis at NUI that could be triggered if a payment default or acceleration of indebtedness were to occur under the terms of NUI's financing. Under the terms of the Merger Agreement, AGLR would not be obligated to complete the acquisition if either a payment default or acceleration of indebtedness were to occur.

Q.   Does this conclude your testimony?

A.   Yes.












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